Exhibit 2.1

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS
(EASTERN DIVISION)

* * * * * * * * * * * * * * * * * * *	*
*
In re	*
	*	Chapter 11
BIOTRANSPLANT	*
INCORPORATED,	*	Case No. 03-11585-CJK
*
Debtor.	*
*
* * * * * * * * * * * * * * * * * * *	*
*
In re	*	Chapter 11
*
ELIGIX, INC.,	*	Case No. 03-11584-CJK
*
Debtor.	*
*
* * * * * * * * * * * * * * * * * * *	*

FIRST AMENDED JOINT CHAPTER 11 PLAN

BioTransplant Incorporated (“BTI”) and its wholly-owned subsidiary Eligix, Inc. (“Eligix”), each of them a Delaware corporation and a debtor in the above-captioned cases (collectively, the “Debtors”), together with the Official Committee of Unsecured Creditors appointed in BTI’s Chapter 11 case (the “Creditors’ Committee”), jointly propose the following plan pursuant to Section 1121 of the Bankruptcy Code (the “Plan”):

SECTION 1

DEFINITIONS

1.1           General.  Unless the context otherwise requires, the following terms shall have the following meanings when used in initially capitalized form in the Plan.  Such meanings shall be equally applicable to both the singular and plural forms of such terms.  Any term that is not defined herein but that is defined in the Bankruptcy Code shall have the meaning assigned to such term in the Bankruptcy Code.

1.2           Administrative Claim means that portion of a Claim that is asserted to be, or in the case of an Allowed Claim, has been Allowed as, entitled to priority under Code Section 507(a)(1).

1.3           Allowed means, subject to Section 6.7: (a) with respect to a Claim other than an Administrative Claim, any Claim (i) either listed in the Schedules and not listed therein as contingent, unliquidated or disputed, (ii) as to which a proof of claim was filed on or before the Bar Date and either (A) was allowed by Final Order, but only in the amount so allowed or (B) to which no objection has been filed by the Effective Date; (b) with respect to an Administrative Claim, any Claim (i) consisting of an undisputed obligation incurred in the ordinary course as to which payment has been made, (ii) consisting of a Claim by a Professional Persons for compensation or reimbursement of related expenses or the Claim of a Creditors’ Committee member for reimbursement of expenses rendered or incurred before the Effective Date, to the extent applied for, on or before the Postpetition Bar Date and allowed by Final Order, or (iii) consisting of any other Administrative Claim (A) as to which a proof of claim is filed by the Postpetition Bar Date and (B) either (1) to which no objection has been filed within twenty (20) Business Days after the Postpetition Bar Date, or (2) allowed by Final Order, but only to the extent so allowed.

1.4           Allowed Amount means the amount of any Allowed Claim.

1.5           Bankruptcy Code means Title 11 of the United States Code, as in effect with respect to the Cases.

1.6           Bar Date means August 8, 2003, or such later date established by the Bar Order with respect to a particular Claim as the deadline by which a proof of claim must be filed.

1.7           Bar Order means the Order dated June 3, 2003 establishing the Bar Date as the deadline for filing proofs of claim as to certain Claims.

1.8           Business Day means a day other than Saturday, Sunday or a legal holiday defined in Fed. R. Bankr. P. 9006(a) as applicable in Massachusetts.

1.9           Cases mean as to BTI the case of BioTransplant Incorporated, Case No. 03-11585-CJK and as to Eligix the case of Eligix, Inc., Case No. 03-11584-CJK, pending in the Court pursuant to Chapter 11 of the Bankruptcy Code.

1.10         Case Closing Date means the date of entry of an Order consisting of a final decree closing the Cases pursuant to Code Section 350.

1.11         Cash means payment, including by check or wire, issued by or on behalf of the Plan Trustee with respect to any payment pursuant to the Plan.

1.12         Claim means a claim, as defined in Code Section 101(5), against the Debtors that currently exists or arises before the Effective Date.

1.13         Code Section means, except where otherwise indicated, a Section of the Bankruptcy Code as in effect with respect to the Cases.

1.14         Common Stock means the existing common stock of BTI.

1.15         Confirmation Order means the Order confirming the Plan pursuant to Code Section 1129.

1.16         Court means the United States Bankruptcy Court for the District of Massachusetts (Eastern Division), or any other court with jurisdiction over the Cases.

1.17         Creditors’ Committee has the meaning set forth in the preamble to the Plan.

1.18         Debtors has the meaning set forth in the preamble to the Plan.

1.19         Deferred Compensation means (a) $213,718.47 requested by Cohn Khoury Madoff &Whitesell LLP as compensation for services and for reimbursement of expenses as counsel to the Debtors in its second interim application and $370.22 requested by such counsel in its first interim application, for a total of $214,088.69, (b) $96,546.74 sought by Hale and Dorr LLP as compensation for services and for reimbursement of expenses as counsel to the Debtors in its second interim application, and (c) $49,000 of hourly fees earned by Donald B. Hawthorne as chief executive officers of the Debtors from and after September 1, 2003, minus (in the case of each such person or firm) any amount of compensation at such person’s or firm’s usual hourly rates that is requested in any application (or, in the case of Mr. Hawthorne, required by his employment contract) but Disallowed.

1.20         Disallowed, as to any Claim, means either (a) disallowed by Final Order, but (in the case of a partially-Allowed Claim) only to the extent so disallowed, (b) not filed by the Bar Date, if applicable, otherwise by the Postpetition Bar Date, if applicable, or (c) treated as disallowed pursuant to Section 6.7.

1.21         Distributable Cash means all funds held by the Plan Trustee on the Effective Date or acquired by the Plan Trustee thereafter (including proceeds realized from the liquidation of the Debtors’ assets and interest earned on funds held by the Plan Trustee), less funds required to pay or reserve for Allowed Administrative Claims other than Deferred Compensation, Allowed Priority Claims, Allowed Class Two Claims and Plan Expenses.

1.22         Effective Date means the second Business Day following the ninth day after entry of the Confirmation Order or such earlier date as is announced by the Plan Proponents at the hearing on confirmation of the Plan, provided, however, that if a stay of the Confirmation Order is in effect on the date when the Effective Date would otherwise occur, then the Effective Date shall be the first business day after such stay is vacated.

1.23         Eligix Proceeds means the funds realized from the closing of the sale to Miltenyi Biotec GmbH pursuant to the Order entered July 31, 2003, granting the Debtors’ Motion for Authority to (I) Sell Assets Free and Clear of Liens, Claims and Encumbrances; (II) Assume and Assign Licensing and Supply Agreements; and (III) Approve Royalty Agreement, net of amounts paid out pursuant to such Order.

1.24         Final Order means an Order as to which (a) the time has expired within which a proceeding for judicial review (whether by way of rehearing, appeal, certiorari or otherwise, but not pursuant to Code Section 1144 or Fed. R. Bankr. P. 9024) may be commenced, without any such proceeding having been commenced, or (b) if such a proceeding has been timely commenced, such Order has been affirmed by the highest tribunal in which review is sought or such proceeding for review has otherwise been terminated without modification of such Order, and the time has expired within which any further proceeding for judicial review may be commenced.

1.25         General Unsecured Claim means any unsecured Claim, including without limitation any unsecured Claim arising from the rejection or termination of an executory contract or unexpired lease, that is not a Priority Claim.

1.26         Initial Distribution Date means the first Business Day after the Effective Date upon which it is practical for the Plan Trustee to implement a distribution pursuant to the Plan, provided, however, that the Initial Distribution Date shall take place no later than the tenth (10th) Business Day after the Effective Date.

1.27         Interest means an interest represented by Common Stock issued and outstanding as of the Effective Date.

1.28         Order means an order or judgment of the Court.

1.29         Option means a legal right to purchase Common Stock other than pursuant to a Warrant.

1.30         Petition Date means February 27, 2003.

1.31         Plan means this liquidating plan, as it may be amended or modified by the Plan Proponents from time to time as permitted herein.

1.32         Plan Expense means an expense or other liability incurred by the Plan Trustee in performing the Plan Trustee’s duties under the Plan, including but not limited to fees and expenses of the Plan Trustee and persons engaged by him pursuant to Section 5.10, but only to the extent that such liability would have been allowable as an administrative expense under Code Section 503(b) if incurred by the Debtors’ estates before the Effective Date.

1.33         Plan Expense Deadline means the date defined as such pursuant to Section 5.12 of the Plan.

1.34         Plan Proponents means the Debtors and the Creditors’ Committee.

1.35         Plan Trustee means the person serving as Plan Trustee under the Plan in accordance with Section 5.1 or 5.2 of the Plan.

1.36         Postpetition Bar Date means the first Business Day following the thirtieth (30th) day after the Effective Date.

1.37         Priority Claim means Administrative Claims, Priority Tax Claims, and Priority Non-Tax Claims.

1.38         Priority Non-Tax Claim means that portion of a Claim which is filed, or in the case of an Allowed Claim, has been Allowed, as entitled to priority in accordance with Code Section 507(a)(3)-(7) and (9).

1.39         Priority Tax Claim means that portion of a Claim that is filed, or in the case of an Allowed Claim, has been Allowed, as entitled to priority under Code Section 507(a)(8).

1.40         Professional Persons means professionals employed by the Debtors pursuant to Code Section 327, or by the Creditors’ Committee pursuant to Code Section 1103.

1.41         Schedules mean the schedules of assets and liabilities filed by the Debtors in the Cases, as amended through and including the Effective Date.

1.42         Warrant means a certificate entitling the holder to purchase Common Stock.

SECTION 2

TREATMENT OF NON-CLASSIFIED CLAIMS

2.1           Administrative Claims.  Subject to Sections 2.2 and 2.3 of the Plan and except as otherwise agreed by the Plan Trustee and the holder of an Administrative Claim, each Allowed Administrative Claim shall be paid in full in Cash on the Initial Distribution Date.

2.2           Bankruptcy Fees.  Any Administrative Claim for fees under 28 U.S.C. Section 1930 due and payable prior to entry of the Confirmation Order shall be paid in full in Cash on the Initial Distribution Date or such later date as the United States Trustee agrees.  Fees under 28 U.S.C. Section 1930 due after entry of the Confirmation Order shall be governed by Section 8.8.  The Plan Trustee’s acquisition of control over funds of the Debtors’ estates pursuant to Section 5.3 of the Plan shall not constitute a disbursement for purposes of computing fees payable under 28 U.S.C. Section 1930.

2.3           Professional Persons.  Except with respect to Deferred Compensation, which shall be paid in accordance with Section 5.8 below, compensation and reimbursement of expenses of a Professional Person and reimbursement of the expenses of a Creditors’ Committee member through the Effective Date shall be paid in Cash on the Business Day following entry of an Order allowing an application therefor.  Compensation and reimbursement for services rendered from and after the Effective Date by professionals hired by the Plan Trustee pursuant to Section 5.10 shall be paid by the Plan Trustee in accordance with Section 5.11.

2.4           Priority Tax Claims.  Each Allowed Priority Tax Claim shall be paid in full in Cash on the Initial Distribution Date.

SECTION 3

DESIGNATION OF CLASSES OF CLAIMS AND INTERESTS

Claims that are required to be classified under Code Section 1123(a)(1) and Interests are hereby classified into the following classes:

3.1           Class One, consisting of all Priority Non-Tax Claims.

3.2           Class Two, consisting of all General Unsecured Claims against Eligix.

3.3           Class Three, consisting of all General Unsecured Claims against BTI.

3.4           Class Four, consisting of all Interests.

3.5           Class Five, consisting of Options, Warrants and other rights, outstanding as of the Effective Date, to acquire Common Stock or any other equity interest in the Debtors.

SECTION 4

TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

4.1           Class One.  Class One is unimpaired.  Each Class One Claim shall be paid in full in Cash on the Initial Distribution Date.  Class One is deemed to accept the Plan.

4.2           Class Two.  Class Two is unimpaired.  Each Allowed Class Two Claim shall be paid in full in Cash on the Initial Distribution Date from the Eligix Proceeds.  Class Two is deemed to accept the Plan.

4.3           Class Three.  Class Three is impaired.  Each holder of an Allowed Class Three Claim shall receive a pro rata share of Distributable Cash to which Class Three is entitled under Section 5.8 below.  The initial distribution of Distributable Cash pursuant to this Section shall take place on the Initial Distribution Date and shall be not less than seventy (70) percent of the Allowed Amount of each Allowed Class Three Claim and may be a greater percentage as the Plan Trustee determines in accordance with Sections 5.7 and 5.8.  Thereafter, holders of Class Three Claims shall receive subsequent distributions of Distributable Cash in accordance with

Section 5.8.  The Plan Trustee shall make subsequent distributions of Distributable Cash in accordance with Section 5.8 at such time as there are funds available that are sufficient in amount to make a distribution practical, but in any event when Distributable Cash exceeds $75,000.  Each distribution to holders of Allowed General Unsecured Claims shall be accompanied by the Plan Trustee’s statement of the percentage of the Allowed Claim that the distribution represents and a brief report by the Plan Trustee.

4.4           Class Four.  Class Four is impaired.  All outstanding shares of Common Stock shall be deemed cancelled on the Effective Date.  Holders of Class Four Interests are entitled to receive Distributable Cash pursuant to Section 5.8(vi); however, since Distributable Cash is projected to be insufficient to make any such distribution, Class Four is deemed not to accept the Plan pursuant to Code Section 1126(g).

4.5           Class Five.  Class Five is impaired.  Holders of Options and Warrants shall not receive or retain any property on account of such Option or Warrant.  Class Five is deemed not to accept the Plan.

SECTION 5

PLAN TRUSTEE

5.1           Appointment of Plan Trustee.  Keith D. Lowey of Verdolino & Lowey, P.C. shall serve as Plan Trustee.  The Plan Trustee shall have the rights, powers and responsibilities set forth in the Plan.  The Plan Trustee shall act as an independent fiduciary in the interests of all entities having an interest in the Debtors’ estates.  No bond or other security shall be required of the Plan Trustee except as may be expressly ordered by the Court.

5.2           Successor Plan Trustee.  If the Plan Trustee at any time resigns, is removed, dies, becomes incapable of action or is removed by Order entered after notice and hearing, a successor Plan Trustee shall be appointed pursuant to an Order entered after notice and a hearing.

5.3           Plan Trustee’s Powers.  On the Effective Date, the Plan Trustee shall assume full control of the Debtors and their assets, including any and all claims and causes of action of the estates (including but not limited to claims under Code Sections 544-549 and 553), in respect of which claims and causes of action the Plan Trustee shall be the representative of the Debtors’ estate under Code Section 1123(b)(3)(B).  The Plan Trustee shall have authority to litigate to final judgment, settle or withdraw objections to Claims filed by the Debtors and not resolved prior to the Effective Date.  The Plan Trustee shall have full power and authority to take all actions and execute all documents on behalf and in the name of the Debtors necessary or appropriate to administer such assets and otherwise to implement the Plan without the need for Court approval except as specifically required by the Plan.  Without limiting the generality of the foregoing, the Plan Trustee shall have all powers that were vested in the board of directors of each Debtor prior to the Effective Date and, notwithstanding any provision of applicable nonbankruptcy law, shall not be required to seek any form of vote or assent of any party for any action taken pursuant to the Plan except for the requirement to obtain an Order where specifically required by the Plan.  Notwithstanding Code Section 1141(b), confirmation of the Plan shall not terminate the Debtors’ bankruptcy estates; rather, all assets of the Debtors’ estates shall remain in such estate to be administered by the Plan Trustee.  The Plan shall not be deemed to create a trust or any other legal entity for tax or any other purposes.

5.4           Disposition of Assets.  The Plan Trustee may dispose of assets, enter into compromises and take other actions that, if done by the Debtors before the Effective Date, would have required Court approval under Code Section 363 and/or Fed. R. Bankr. P. 9019 only upon entry of an Order authorizing same, which (except as otherwise specified by the Court) may be sought upon motion served on the United States Trustee and the former members of the Creditors’ Committee, provided, however, that the Plan Trustee shall have the authority, without Court approval, to dispose of assets other than intellectual property having a liquidation value of not more than $50,000.

5.5           Funds.  All funds in the hands of the Plan Trustee for more than one (1) day shall be invested in accordance with Code Section 345, except as otherwise ordered by the Court.

5.6           Records.  The Plan Trustee or his agent shall maintain books and records containing a description of all property of each estate as well as an accounting of receipts and disbursements.

5.7           Reserves.  In addition to reserves for Disputed Claims as required by Section 6.4, the Plan Trustee shall establish from time to time such reserves as he determines to be appropriate (a) for the estimated amount of Administrative Claims (other than Deferred Compensation) that have been, or prior to the Postpetition Bar Date may be, asserted but not yet Allowed or Disallowed, and (b) for projected Plan Expenses, provided, however, that reserves as of the Initial Distribution Date shall be established at a level that permits the distribution to Class Three required by the third sentence of Section 4.3.

5.8           Distributions from Distributable Cash.  Distributable Cash shall be distributed in the following order of priority:

(i)                                     to holders of Allowed Class Three Claims in an amount sufficient to pay seventy (70) percent of the Allowed Amount of such claims

(ii)                                  half to pay Allowed Class Three Claims pro rata and half to pay Deferred Compensation pro rata until all Deferred Compensation is paid in full;

(iii)                               to holders of Allowed Class Three Claims until paid in full without interest;

(iv)                              to purchase tail coverage of up to six (6) years on the Debtors’ existing directors and officers liability insurance policy;

(v)                                 one-third (1/3) to holders of Allowed Class Three Claims to pay interest at a rate of five (5) percent per annum on the outstanding balance of Class Three Claims from the Petition Date to the date they receive payment in full, and two-thirds (2/3) to Donald B. Hawthorne as a performance bonus; and

(vi)                              to holders of Common Stock, pro rata in accordance with the number of shares held.

5.9           Compensation.  The Plan Trustee shall be entitled to receive, as a Plan Expense, reasonable compensation for services (including services prior to the Effective Date in preparing to serve as Plan Trustee) at the Plan Trustee’s customary hourly rates in effect when such services are rendered, and reimbursement of customary actual and necessary expenses.

5.10         Retention of Professionals.  From and after the Effective Date, the Plan Trustee may without need for an Order employ counsel and such other professionals and consultants as he may reasonably determine to be necessary to advise and assist him in the performance of his duties as Plan Trustee.  Each such professional shall be entitled to receive, as a Plan Expense, reasonable compensation for services at such professional’s customary hourly rates in effect when such services are rendered and reimbursement of customary actual and necessary expenses.  No professional or employee of the Debtors shall be barred from providing services to the Plan Trustee and receiving compensation therefor by reason of having served as a professional or employee of the Debtors.

5.11         Compensation Procedure.  For services performed from and after the Effective Date, the Plan Trustee and professionals employed by him shall receive compensation and reimbursement of expenses by serving an invoice therefor upon the Plan Trustee, the United States Trustee and the former members of the Creditors’ Committee.  If any such recipient objects by sending a written objection to the Plan Trustee and each Professional whose invoice is subject to the objection, so as to be received within ten (10) Business Days of the date when the invoice was served, the dispute shall be resolved by the Court and only the undisputed amount of the invoice shall be paid until entry of an Order, at which time any further amount allowed by such Order shall be paid.  If no objection is timely received, the Plan Trustee shall promptly pay the invoice without need to obtain an Order.

5.12         Limitation on Plan Expenses.  Notwithstanding anything to the contrary contained herein, the Plan Trustee shall not be liable for, nor shall assets held by the Plan Trustee be subject to, (a) any liability arising after the Effective Date other than a Plan Expense, or (b) any Plan Expense, other than for compensation and reimbursement of a professional employed by the Plan Trustee, for which the Plan Trustee does not receive an invoice or other form of written notice within sixty (60) days after the incurrence of such alleged Plan Expense (the “Plan Expense Deadline”).

5.13         Limitation of Liability.  The Plan Trustee shall have no liability for any act or omission other than gross negligence or willful misconduct.  Without limiting the generality of the foregoing, the Plan Trustee may rely and shall be fully protected in acting upon any resolution, statement, certificate, instrument, report, notice, request, consent, order or other document which, in the absence of gross negligence or willful misconduct, the Plan Trustee believes to be genuine and to have been signed or (in the case of cables, telecopies, electronic mail transmittals, and the like) to have been sent by the proper party.

5.14         Disputes.  The Court shall have exclusive jurisdiction over any dispute arising from any act or omission of the Plan Trustee.  Whether or not a dispute has arisen, the Plan Trustee shall have the right at any time to seek instructions from the Court, upon notice (except as otherwise specified by the Court) to the United States Trustee and the former members of the Creditors’ Committee, concerning any question arising in connection with the performance of the Plan Trustee’s duties hereunder.

5.15         Closing of Case/Interim Reports.  The Plan Trustee shall use his best efforts to complete the liquidation of the estates and close the Cases within twelve (12) months from the Effective Date.  If the Plan Trustee has not completed the liquidation and is not prepared to close the Cases at the end of the twelve (12) month period, the Plan Trustee shall file a status report with the Court and serve a copy on the United States Trustee and the former members of the Creditors’ Committee, which describes his progress and his estimate of the Case Closing Date.  Upon the disposition by Final Order of all objections to Claims, disposition of all assets held by the Plan Trustee and the completion of all distributions by the Plan Trustee, the Plan Trustee shall promptly prepare and file with the Court all documents, and shall take all other steps, necessary to close the Cases.  The Plan Trustee shall file such reports as may be required by the Federal Rules of Bankruptcy Procedure and/or MLBR 3022-1.

SECTION 6

CLAIMS AND DISTRIBUTIONS

6.1           Prepetition Claims.  No Prepetition Claim shall be subject to objection except to the extent that (a) an objection thereto is pending, or (b) such Claim has been amended since the Bar Date.

6.2           Postpetition Claims.  Any Administrative Claim still outstanding as of the Postpetition Bar Date shall be forever barred unless it is the subject of a proof of claim (or, as provided in Section 2.3, an application) filed with the Court on or before the Postpetition Bar Date.

6.3           Reservation of Funds for Disputed Claims.  The Plan Trustee shall hold in reserve the amount of any distribution that would be required under the Plan on account of a Claim but for the fact that such Claim is not an Allowed Claim, provided, however, that at such time as a Claim is Disallowed in whole or in part by Final Order, the reserve on account of such Claim for the Disallowed amount thereof shall (subject to Section 5.7) become Distributable Cash.

6.4           Disputed Claims.  Notwithstanding anything to the contrary contained herein, but subject to Section 2.3, no payment shall be made on account of any Claim until it is Allowed.  If a Claim is Allowed after the Effective Date, the amount to which the holder is then entitled under the terms of the Plan on account of such Allowed Claim shall be paid within ten (10) Business Days.

6.5           No Interest.  Except as expressly stated in this Plan, no interest, penalty or late charge is allowed on any Claim or Interest subsequent to the Petition Date.

6.6           Delivery of Distributions.  Except as otherwise agreed by the Plan Trustee, distributions to holders of Allowed Claims shall be made by check sent by first class mail with postage prepaid to each such holder at the address set forth in the proof of claim for such Allowed Claim or, if none, the address set forth in the Schedules, provided that if the Plan Trustee receives notice in writing of a change of address for any such holder or a transfer of a Claim by a holder, the Plan Trustee shall thereafter remit distributions to the new address or transferee set forth on such notice, as the case may be.  All checks shall be deposited in the mail not later than ten (10) days after the date of the check.

6.7           Time Bar to Cash Payments.  If any distribution on account of a Claim is returned to the Plan Trustee as undeliverable or on notice from the holder of the Claim of a different address to which such distribution should be sent, or if a check in payment of the distribution on account of a Claim remains uncashed ninety (90) days after the date of such check, then the check will be voided, provided, however, that the Plan Trustee shall reissue such distribution if he receives, prior to the commencement of final distributions under the Plan, written notice from the holder of such Claim of a different address to which distributions should be sent.  If the Plan Trustee does not receive any such notice prior to the commencement of final distributions under the Plan, then (a) such holder shall be entitled to no further distributions on account of such Claim and, notwithstanding Section 1.3 of the Plan, such Claim shall be treated as Disallowed for purposes of computing distributions; and (b) the amount of the uncashed distributions to such holder shall become Distributable Cash for purposes of computing the final distributions made by the Plan Trustee.

6.8           Late-Filed Claims and Amendments.  Each Claim as to which a proof of claim was required to be filed on or before the Bar Date and as to which a proof of claim was not filed on or before the Bar Date shall not under any circumstances become an Allowed Claim.  A proof of claim that has not been timely filed shall be of no force or effect whatsoever, including for purposes of any distribution made by the Plan Trustee; nor shall any action (including giving notice to the Debtors or otherwise making an “informal” proof of claim) serve for purposes of the Plan and distributions required of the Plan Trustee as a substitute for timely filing a proof of claim.  In no event shall the Allowed Amount of any Claim exceed the amount set forth in a proof of claim therefor filed on or before the Bar Date except to the extent that the claimant seeks to amend such proof of claim and, before entry of the Confirmation Order, files with the Court and serves on the Debtors so as to be received by Debtors’ counsel before entry of the Confirmation Order, an amended proof of claim.  No Order allowing or disallowing a Claim may be reconsidered, pursuant to Code Section 502(j) or otherwise, so as to increase the Allowed

Amount thereof after entry of the Confirmation Order.  The Debtors shall have five (5) Business Days following entry of the Confirmation Order to object to any Claim amended after the Bar Date.

6.9           Unknown Claims.  Notwithstanding anything to the contrary contained in the Plan, if a Claim is filed with the Court by the Bar Date or the Postpetition Bar Date, as applicable, but the proof of claim is not correctly maintained in the Court’s records or otherwise does not come to the Plan Trustee’s attention in reviewing or making payment on account of Claims, or if the Court for any reason determines the Bar Date or Postpetition Bar Date to be inapplicable to a particular Claim filed or asserted thereafter, payment thereon shall be made as required by the Plan only to the extent possible without (a) impairing payment of Plan Expenses, or (b) requiring disgorgement of any payment or distribution previously made by the Plan Trustee.

SECTION 7

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

7.1           Assumption or Rejection.  All executory contracts and unexpired leases of the Debtors as of the Petition Date shall be deemed rejected on the Effective Date except those expressly assumed or rejected pursuant to a prior Order or subject to a pending motion to assume and assign.

7.2           Rejection Damage Claims.  If the rejection of an executory contract or unexpired lease by the Debtors results in damages to the other party or parties to such contract or lease, a Claim for such damages shall be forever barred and shall not be enforceable against the Debtors, the Debtors’ estates or any properties thereof, whether by way of setoff, recoupment, or otherwise, unless a proof of claim therefor was filed with the Court on or before the Bar Date.  Any such Claim, to the extent Allowed, shall be a General Unsecured Claim.

SECTION 8

MISCELLANEOUS PROVISIONS

8.1           Effect of Plan.  The provisions of the Plan shall bind all holders of Claims and Interests, whether or not they accept the Plan, and any successors and assigns to such holders of Claims and Interests.  Entry of the Confirmation Order shall be deemed to be a determination by the Court only as to the matters expressly set forth therein and not as to any other matter involving the Debtors, their estates and any party-in-interest in the Cases.  All causes of action of the Debtors’ estates are preserved.  No action or omission in relation to the Plan (including but not limited to solicitation of acceptances of the Plan, statements contained in or omitted from the disclosure statement therefor, entry of the Confirmation Order or occurrence of the Effective Date) shall serve to bar, whether by res judicata, collateral estoppel, judicial estoppel or otherwise, the prosecution of any action by or on behalf of the Plan Trustee.

8.2           Cramdown.  The Plan shall be deemed to have met the requirements for confirmation of the Plan, including the requirements of Code Section 1129(b), with respect to any class of which no member timely files and serves an objection to the Plan, notwithstanding non-acceptance of the Plan by such class.

8.3           Discharge; Dissolution.  The Plan is a plan of the type described in Code Section 1141(d)(3) and, accordingly, the Debtors shall not receive a discharge.  Disallowed Claims, although not discharged, shall not be entitled to receive any distribution under the Plan or to receive or retain any assets of or owed to the Debtors’ estates, whether by way of setoff, recoupment, attachment, levy or otherwise.  For purposes of Code Section 362(c)(2)(C), the Debtors’ discharge will be deemed to be denied as of the Case Closing Date.

8.4           Withdrawal, Amendment or Modification of Plan.  The Plan Proponents may revoke and withdraw the Plan, or propose amendments to or modifications of the Plan under Code Section 1127, at any time prior to entry of the Confirmation Order.  After entry of the Confirmation Order, the Plan Proponents may modify the Plan under Code Section 1127 and may remedy any defects or omissions or reconcile any inconsistencies in the Plan or in the Confirmation Order in such manner as may be necessary to carry out the purposes and intent of the Plan so long as the interests of holders of Claims and Interests are not materially and adversely affected.  If the Plan is not confirmed, then the Plan shall be null and void.  If a stay of the Confirmation Order is in effect on the date that would be the Effective Date but for the proviso to Section 1.22, the Plan Proponents may revoke the Plan by filing a notice with the Court.

8.5           Severability.  To the extent that any provision of the Plan would, by its inclusion in the Plan, preclude the Court from entering the Confirmation Order, the Plan Proponents may modify or remove such provision without further notice.  Except as set forth in the preceding sentence, the Plan shall be construed as a single integrated agreement, and the Debtors, their creditors and any other parties-in-interest shall be conclusively presumed to have relied on all provisions of the Plan and the Confirmation Order for purposes of any future determination of the enforceability thereof.

8.6           Effective Date; Substantial Consummation.  The Effective Date shall occur whether or not the Confirmation Order has become a Final Order.  For purposes of Code Section 1101(2), the Plan shall be deemed to have been substantially consummated once the Plan Trustee makes the distributions on the Initial Distribution Date as required by this Plan.

8.7           Debtors.  Upon the Plan Trustee’s assumption of authority and control of the Debtors and their assets on the Effective Date pursuant to Section 5.3 of the Plan, the Debtors’ directors and officers shall have no further responsibilities in respect of the Debtors or the Cases, and shall be deemed discharged as directors and officers, provided, however, that each former director or officer of either Debtor shall execute any document reasonably requested by the Plan Trustee on or after the Effective Date to evidence such assumption of authority and control.

8.8           Post-Confirmation Fees.  The Plan Trustee will be responsible for timely payment of fees incurred pursuant to 28 U.S.C. Section 1930(a)(6).  After confirmation, the Plan Trustee will serve the United States Trustee (Region 1) with a monthly final report for each month (or portion thereof) the case remains open.  The monthly financial report shall include the following:

(a)                                a statement of all disbursements made during the course of the month, whether or not pursuant to the Plan;

(b)                               a summary, by class, of amounts distributed or property transferred to each recipient under the Plan, and an explanation of the failure to make any distributions or transfers of property under the Plan;

(c)                                the Plan Trustee’s projections as to its continuing ability to comply with the terms of the Plan;

(d)                               a description of any other factors which may materially affect the Plan Trustee’s ability to consummate the Plan; and

(e)                                an estimated date when an application for final decree will be filed with he Court (in the case of the final monthly report, the date the decree was filed).

8.9           Dates.  Whenever the Plan specifies a date for any action to be taken, such action shall be taken on such date or as soon as practicable thereafter.

8.10         Headings.  Headings are utilized in the Plan for convenience only and shall not constitute a part of the Plan for any other purpose.

8.11         Construction.  The rules of construction set forth in Section 102 of the Code shall apply to construction of the Plan.

8.12         Retained Jurisdiction.  The Court shall retain jurisdiction over the Cases after the entry of the Confirmation Order for the following purposes:

(a)                                  to consider and approve any modification of the Plan under Code Section 1127 and any modification of the Confirmation Order;

(b)                                 to hear and determine all disputed Claims not resolved by the Effective Date and all applications filed by Professional Persons seeking compensation and reimbursement of expenses from the Debtors’ estates for services rendered prior to the Effective Date;

(c)                                  to hear and determine all adversary proceedings, contested matters, or other actions commenced or continued by the Plan Proponents or the Plan Trustee;

(d)                                 to hear and determine any disputes arising under the Plan or under any agreements or instruments regarding implementation of the Plan;

(e)                                  to grant extensions of any deadlines set forth in the Plan or the Confirmation Order as may be appropriate; and

(f)                                    to make such Orders as are necessary and appropriate to carry out and implement the provisions of the Plan.

Dated this 12th day of January, 2004.

BIOTRANSPLANT INCORPORATED ELIGIX, INC.	THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

By their counsel	By its counsel

/s/ Daniel C. Cohn	/s/ Jon D. Schneider
Daniel C. Cohn (BBO #090780)	Jon D. Schneider (BBO #446420)
Kristin M. McDonough (BBO #637899)	Peter D. Bilowz (BBO #651383)
COHN KHOURY MADOFF	GOODWIN PROCTER LLP
& WHITESELL LLP	Exchange Place
101 Arch Street	Boston, MA 02109
Boston, MA 02110	(617) 570-1000
(617) 951-2505